Filed by Strive Enterprises, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Asset Entities Inc.

(Commission File No.: 001-41612)

Strive Enterprises, Inc. (“Strive”) prepared the following presentation in connection with Strive’s proposed business combination with Asset Entities Inc. (“ASST”):

August 2025

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company's future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as "may," "will," "anticipate," "could," "should," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "project," "predict," "potential," "assume," "forecast," "target," "budget," "outlook," "trend," "guidance," "objective," "goal," "strategy," "opportunity," and "intend," as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

- the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement between Strive, ASST and the other parties thereto;
- the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;
- the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;
- the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operates;
- the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;
- the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;
- the diversion of management's attention from ongoing business operations and opportunities;
- potential adverse reactions of Strive's or ASST's customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;
- changes in ASST's share price before closing, including without limitation that a PIPE or other private financing may be consummated at an actual or effective price below such share price; and
- other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strives, ASST's or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Strive's, ASST's or the combined company's results.

There can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in ASST's most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by Strive with the SEC and, when filed, the registration statement on Form S-4 to be filed in connection with the proposed combination of Strive and ASST. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Disclaimer

This presentation relating to Strive Enterprises, Inc. ("Strive") and Asset Entities Inc. ("ASST") and may not be disclosed to any other parties without the Strive's prior express written permission. This presentation is intended solely for entities that are qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act")) or institutions that are institutional accredited investors (as defined in Rule 501 under the Securities Act) solely for the purpose of familiarizing such entities or institutions with Strive and ASST.

The information contained in this presentation, including the description of the combination of Strive with ASST, and the intended tax treatment of the combination and any Bitcoin investments, is for general information only and is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of an investment under applicable law.

This presentation and any oral statements made in connection with this presentation shall not constitute an offer to sell or the solicitation to buy any securities, nor the solicitation of a proxy, consent, or authorization in connection with the proposed transaction, in any jurisdiction; nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR ANY APPLICABLE STATE OR FOREIGN SECURITIES LAW. ANY SECURITIES TO BE OFFERED IN ANY TRANSACTION CONTEMPLATED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE, ANY STATE SECURITIES COMMISSION (THE "SEC") OR OTHER UNITED STATES OR FOREIGN REGULATORY AUTHORITY AND WILL BE OFFERED AND SOLD SOLELY IN RELIANCE ON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS PROVIDED BY THE SECURITIES ACT AND RULES AND REGULATIONS PROMULGATED THEREUNDER (INCLUDING REGULATION D OR REGULATION S UNDER THE SECURITIES ACT).

STRIVE

2

EXECUTIVE SUMMARY 3 Strive and the 351 - Exchange 3 First to Offer a Section 351 Exchange of Bitcoin - for - Public Company Equity • Convert Bitcoin into a public equity and diversify into leveraged Bitcoin without triggering a taxable event . Strive Overview • Demonstrated history as disruptors through our shareholder 1 st stewardship, unapologetically standing for capitalism, meritocracy, innovation, and Bitcoin. • Institutional asset management experience has already led to differentiation. • Largest cash PIPE for a pure - play Bitcoin Treasury company • Our transaction was a reverse merger, not a SPAC and we took no convertible debt. ▪ This enables the company to file a new (or amend the existing) S - 3 shelf registration to expand ASST’s existing capacity to at l east $1 billion and leverage it for additional equity, perpetual preferred, and fixed income offerings immediately post transaction c los e in ways distinct from most other new entrants. • Strive will leverage its asset management expertise to deploy various alpha strategies which we believe will unlock accretive ways to accumulate Bitcoin, driving long term value for common equity shareholders. Our Timeline • We expect to receive all firm 351 commitments by 8/1 and sign agreements by mid - August. • Our expectation is for the reverse merger transaction to close by Autumn 2025. 1 2 Strive is combining with Asset Entities (NASDAQ: ASST) to form the first publicly traded asset management Bitcoin Treasury Co mpa ny Strive is a high - growth asset manager staffed with seasoned Bitcoiners and experienced financial professionals across a variety of investment and capital markets disciplines. Strive is uniquely positioned to be a leader in the emerging Bitcoin Treasury Company ecosystem. We believe that Bitcoin is the hurdle rate for capital deployment, and we seek to outperform Bitcoin over the long run to maximi ze value for shareholders.

351 EXCHANGE OVERVIEW

BITCOIN EXCHANGED FOR STRIVE SHARES – TAX FREE 5 The Strive and ASST combination is intended to qualify as tax - free under Section 351 of the Code. This creates a potential opportunity for Bitcoin holders to participate in a tax - free transaction and defer their capital gains tax.

WHY EXCHANGE BITCOIN INTO $ASST? Unlock Margin • Collateralize your Bitcoin exposure as a public equity. • Borrowing against a common stock is generally cheaper than borrowing against Bitcoin. • Access to the equity - linked derivatives market. Tax Mitigation Strategy • Tax - loss harvesting helps offset large unrealized capital gains taxes. • This is done by selling securities that have declined in value to realize losses. • By placing ASST in a tax loss harvesting strategy, your Bitcoin capital gains can be offset by these harvested losses. • Diversify Bitcoin holdings into ASST without triggering a taxable event. • Gain exposure to a Bitcoin company with institutional risk management expertise and a defined bitcoin accumulation strategy. • The only asset management Bitcoin treasury company offering exposure to alpha generating strategies. Diversification

TIMELINE & MECHANICS

ILLUSTRATIVE TIMELINE Signup Onboarding Issuance Onboarding Collect 351 Exchange Interest Mid - August Agreements signed, and Bitcoin deposited to escrow • Finalize Allocations • Subscription Agreement • KYC • Tax Lots 8/1 Deadline to submit interest 7/21 - Jeff’s Post to submit interest 7/30 – 351 Webinar Early Fall Transaction closes • Shares Issued in Book Entry • BTC from escrow to Strive Post Close • Shares Registered We are here

Transformation roadmap The participant will denominate their contribution in Bitcoin BITCOIN CONTRIBUTION Shares of Strive will be exchanged for Bitcoin at $3.00 per share EXCHANGE PRICE BITCOIN VALUATION Strive will value the Bitcoin dollars using a 3 - day Volume Weighted Average Price (VWAP) using the 3 days immediately preceding the Exchange Agreement date The shares to be issued will be calculated as the dollar value of the BTC contributed / $3.00, rounded down to the nearest whole share EXAMPLE: • If a participant contributed 1 BTC with a 3 - day VWAP of $115,010: • $115,010 / $3.00 = 38,336.66 shares, rounded to 38,336 shares SHARE CALCULATION Bitcoin and shares will sit in escrow until transaction close and issuance. ESCROW Shares of $ ASST issued to participants and Bitcoin to Strive SHARE ISSUANCE $ASST

SIMPLE OVERVIEW OF SHARE ISSUANCE Upon transaction close, 351 participants will receive unregistered, restricted shares issued through VStock . 1 Strive will be obligated to file a resale registration statement within 30 days of transaction close. 2 Participants work with their broker / advisor to request that shares be pulled from VStock to their brokerage. 2 3 Tradeable shares are received in the participant’s brokerage account. 4 VStock, Strive’s transfer agent, will manage shareholder records, handle tasks such as issuing shares, keep track of who owns them, and process any transfers or changes. Your broker/advisor can work with VStock to place your shares in your account onc e they become registered. 1 1 - Shares are expected to be registered following the effectiveness of a resale registration statement and delivery of appropri ate delegending documentation. 2 - In connection with any sale or upon delivery of an undertaking letter from their broker, participants can request that their shares be pulled from VStock to their brokerage by coordinating with their broker / advisor.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements herein and the documents incorporated herein by reference may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Strive and ASST, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses.  Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project,” “predict,” “potential,” “assume,” “forecast,” “target,” “budget,” “outlook,” “trend,” “guidance,” “objective,” “goal,” “strategy,” “opportunity,” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Strive, ASST or their respective management about future events.  Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements.  Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement;

•	the possibility that the proposed transaction does not close when expected or at all because the conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Strive or ASST or the combined company;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Strive or ASST operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Strive’s or ASST’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	changes in ASST’s share price before closing; and

•	other factors that may affect future results of Strive, ASST or the combined company.

These factors are not necessarily all of the factors that could cause Strive’s, ASST’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements.  Other factors, including unknown or unpredictable factors, also could harm Strive’s, ASST’s or the combined company’s results.

Although each of Strive and ASST believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Strive or ASST will not differ materially from any projected future results expressed or implied by such forward-looking statements.  Additional factors that could cause results to differ materially from those described above can be found in ASST’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2024, quarterly reports on Form 10-Q, and other documents subsequently filed by ASST with the Securities Exchange Commission (the “SEC”).  The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Strive, ASST or their respective businesses or operations.  Investors are cautioned not to rely too heavily on any such forward-looking statements.  Forward-looking statements speak only as of the date they are made and Strive and ASST undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, ASST intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the common stock to be issued by ASST in connection with the proposed transaction and that will include a proxy statement of ASST and a prospectus of ASST (the “Proxy Statement/Prospectus”), and each of Strive and ASST may file with the SEC other relevant documents concerning the proposed transaction.  A definitive Proxy Statement/Prospectus will be sent to the stockholders of ASST to seek their approval of the proposed transaction.  BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND STOCKHOLDERS OF ASST ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT STRIVE, ASST AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

A copy of the Registration Statement, Proxy Statement/Prospectus, as well as other filings containing information about Strive and ASST, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov).  You will also be able to obtain these documents, when they are filed, free of charge, from ASST by accessing ASST’s website at https://assetentities.gcs-web.com/. Copies of the Registration Statement, the Proxy Statement/Prospectus and the

filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to ASST’s Investor Relations department at 100 Crescent Court, 7th floor, Dallas, TX 75201 or by calling (214) 459-3117 or emailing web@assetentities.com.  The information on Strive’s or ASST’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Strive, ASST and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of ASST in connection with the proposed transaction.  Information about the interests of the directors and executive officers of Strive and ASST and other persons who may be deemed to be participants in the solicitation of stockholders of ASST in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC.  Information about the directors and executive officers of ASST, their ownership of ASST common stock, and ASST’s transactions with related persons is set forth in the section entitled “Board of Directors and Corporate Governance,” “Executive Officers of the Company,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” “Executive Compensation,” and “Certain Relationships and Related Transactions” included in ASST’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on August 22, 2024.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.